4801 Main Street, Suite 1000 Kansas City, MO 64112 Direct: 816.983.8000 Fax: 816.983.8080 www.huschblackwell.com

January 25, 2012

VIA EDGAR AND OVERNIGHT COURIER
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Michael McTeirnan

Re:           Tortoise Capital Resources Corporation (the “Company”)
File No. 333-176944

Dear Mr. McTeirnan:

On September 21, 2011, the Company filed with the Securities and Exchange Commission (the “Commission”) a universal shelf registration statement on Form S-3 (the “Shelf Registration Statement”).  The Company received comments on the filing via letter from the Commission’s staff (the “Staff”) dated October 17, 2011.  The Company filed Pre-Effective Amendment No. 1 to the Shelf Registration Statement on November 18, 2011.  The Company received comments on Amendment No. 1 via letter from the Staff dated December 12, 2011.  On December 23, 2011, the Company filed a written response to only Comment 6 contained in the December 12, 2011 letter.  This response was discussed with Jessica Barberich of the Staff, who indicated there were no further questions or information required regarding the matter.  The following sets forth all of the December 12, 2011 comments and the Company’s response to those comments.  The Company has simultaneously filed Pre-Effective Amendment No. 2 to the Shelf Registration Statement.  The text of each comment has been included in this letter for your reference, and the Company’s response is presented below each comment.

General

1.	Comment. We note your response to comment 6 in our letter dated October 17, 2011. We are continuing to consider your analysis.

Response:  On January 12, 2012, we delivered to Mr. James M. Curtis and Mr. Richard Pfordte in the Commission’s Division of Investment Management a memorandum related to the Company’s analysis of its investment company status.  A copy of that memorandum is attached hereto as Exhibit A.  Please let us know if we can provide any additional information to resolve this comment.

Husch Blackwell LLP

January 25, 2012

Prospectus Summary, page 1

Competitive Advantages, page 3

2.
Comment.  We note your response to comment 11 in our letter dated October 17, 2011.  The summary of your most significant risks or disadvantages should be presented with similar prominence to your discussion of competitive advantages.  Please revise accordingly.  Furthermore, please also disclose the risks you face in the liquidation of your securities portfolio.

Response:  The summary disclosure has been revised as requested and such summary now includes a discussion of the risk the Company faces in liquidation of its securities portfolio.  We believe the risk the Company faces in liquidation of its securities portfolio are otherwise covered in the “Risk Factors” section under the headings  “We are dependent upon TCA’s key personnel to effectuate an orderly liquidation of our remaining securities portfolio,” “Our remaining securities investments in privately-held companies present certain challenges, including limited availability of information about these companies and illiquidity that  may impact our ability to liquidate these investments in a timely and/or advantageous manner” and “The lack of liquidity in our securities investments may make it difficult to liquidate our securities portfolio at favorable prices. As a result, we may suffer losses.”

Supplemental Pro Form Selected Financial Data, page 19

3.
Comment.  We note your response to comment 3 in our letter dated October 17, 2011. We generally believe Rules 3-09 and 4-08(g) of Regulation S-X apply to investments accounted for at fair value if they would have used equity method accounting had fair value not been applied, and thus, we reissue the comment. Please tell us which investments meet the related significance tests and your consideration of including separate financial information for those investees.

Response:  Please see the response to comment 4.

4.
Comment.  We also note your third paragraph that you intend to account for your private securities, other than Mowood, LLC, at fair value pursuant to the fair value option. Absent the fair value option, please tell us how you determined that none of these investments would be accounted for under the equity method. Although your ownership interests may be less than 20%, we note from your disclosures on page 23 of your Form 10-Q for the quarterly period ended August 31, 2011 that you hold board seats and observation rights at some of these investees. Please tell us how you determined that you do not have the ability to exercise significant influence over these entities.

Response:  The Company’s private investment portfolio companies (other than Mowood, LLC) are all limited partnerships.  ASC 970-323-25-6, as interpreted in ASC 323-30-S99, requires an investor with an ownership interest in a limited partnership of 3-5% or greater

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to account for the investment using the equity method.  The Company owns greater than 3-5% of each portfolio company and as such the equity method would generally be applicable.  As a result of making the Fair Value Option election, however, the equity method of accounting does not apply to the Company’s interest in these portfolio companies.

Even if the equity method of accounting were to apply to the Company’s interest in its portfolio companies, the Company does not believe separate financial statements would be required to be filed.  If the Company’s portfolio companies were accounted for under the equity method of accounting, Rules 3-09 and 4-08(g) of Regulation S-X would apply.  They provide that if either the first or third condition set forth in the definition of “significant subsidiary” in  Rule 1-02(w) of Regulation S-X, substituting 20 percent for 10 percent, is met by a 50 percent or less owned person accounted for by the equity method, either by the registrant or a subsidiary of the registrant, separate financial statements should be filed. None of the Company’s interests in its portfolio companies meet either of these significance tests.

With respect to the Company’s ability to exercise significant influence over any of its portfolio companies, the Company does not actively participate in the policy-making processes of senior management of any portfolio company, does not participate in material transactions with any portfolio company, does not have an interchange of managerial personnel with any portfolio company and has no technological dependencies on any portfolio company.  The Company has board observation rights, but no voting rights, for its portfolio companies High Sierra and Lightfoot and thus has no ability to exercise significant influence over these entities.  The Company holds one of four seats on the board of its portfolio company VantaCore, where three of the four board seats (including the Company’s) have voting rights.  A majority vote, however, is required for approval of any matter by the VantaCore board.  As such, the Company’s single vote does not allow it to block any matter from passing nor allow it to pass any matter it would desire to pass.

5.
Comment.  Please specifically tell us how you considered the requirements of Rule 3-14 of Regulation S-X. We note that the acquisition of Eastern Interconnect Project was significantly at greater than the 10% level and that there is a rental history.

Response:  The Company agrees that the Eastern Interconnect Project (“EIP) is significantly greater than 10% of the current portfolio and that there is a rental history. The Company has reviewed the requirements of  Rule 3-14 of Regulation S-X in the context of purchasing 100% of a trust that owns a 40% undivided interest in 216 miles of 345-kV bulk power transmission lines, towers, easement rights, converters and other grid support components, and understand why this might be viewed as a significant business acquisition.  The previous owner of the interest in the trust purchased by the Company has advised the Company that historical financial statements for the trust have not been prepared and that historical accounting records, particularly required to support the historical cost basis of the EIP assets are no longer available.  Under these circumstances, the Company faces significant challenges in creating audited historical financial

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statements.  If such financial statements were available, the significant accounts that the balance sheet would report would include the EIP assets at historical cost less accumulated depreciation and indebtedness, while the income statement would present lease revenue, depreciation expense and interest expense.  Upon the Company’s acquisition of the EIP assets via its purchase of the interest in the trust, the accounting basis in the assets and liabilities acquired were recorded at fair value.  Thus, the historical cost basis is not pertinent to the Company’s financial reporting on a prospective basis and such historical information would likely not be meaningful to investors.  Futher, the cash payment stream provided by the EIP assets held in the trust has historically been and will continue to be based on the lease held by the trust and the debt owned by the trust.   In footnote 10 of the Company’s 10-Q for the quarter ending August 31, 2011 (as filed on October 13, 2011) the Company has provided the terms of the lease held by the trust and debt owed by the trust. Therefore, the Company believes users of the financial statements have sufficient information to understand the cash flows and economics of the Company’s ownership of the interest in the trust.   Payments to the trust by the lessee of the EIP assets have been remitted timely and the Company does not anticipate any collection issues in the future.

6.
Comment.  We note your response to comment 17 in our letter dated October 17, 2011. We continue to question whether you are still within the scope of the Investment Company Guide based on the guidance in ASC 946-10-15. Although you intend to invest in real property assets in the energy infrastructure sector in the future, it appears that you are still providing investment management of the securities that are currently in your portfolio. As of the date of this filing, you only have one investment in real property and the majority of your assets are still securities, which will be managed until liquidated. Furthermore, we note that as recent as October 2011, you elected to reinvest proceeds from a sale by one of your investees into a direct investment in Lightfoot and Lightfoot Capital Partners GP in lieu of cash. Tell us your consideration of these facts, given that your activities appear to demonstrate that you are still an investment company even after the withdrawal of your election to be regulated as a BDC. Please advise.

Response:  Please refer to the response previously filed on December 23, 2011, which was discussed and cleared with Jessica Barberich of the Staff on January 17, 2012.

7.
Comment.  We note your disclosure that you are required to consolidate Mowood, LLC under ASC 810 since it is wholly owned. Please provide us with your full consolidation analysis regarding this entity. You disclose on page 23 of your Form 10-Q for the quarterly period ended August 31, 2011 that you own 100% of the equity interests and hold a seat on the board of directors. Please additionally tell us the breakout of voting interests in Mowood and if there is a managing member; clarify if the voting interests follow the ownership of equity interests. Also, tell us how many seats are on the board and whether you control it. In your analysis, cite the specific accounting guidance that you are relying upon in your consolidation conclusion.

Response:  The Company is the sole member of Mowood, LLC (“Mowood”), and owns 100% of the  voting and equity interests of Mowood.  Mowood is managed by a board of

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managers, all of whom were elected and are subject to removal by the Company, that currently consists of Terry Matlack, Ed Russell and  Warren Gfeller.  Because Mowood does not meet the definition of a Variable Interest Entity, the Company believes the guidance in ASC-810-10-15-8 should be applied.  This guidance provides that the usual condition for a controlling financial interest is ownership of a majority voting interest, and as a general rule if more than 50 percent of the outstanding voting shares of another entity are owned it is a condition pointing toward consolidation. The fact that the Company owns all of the voting and equity interests in Mowood and that the Company has the ability to elect and remove the board of managers of Mowood further indicate that Mowood is controlled by the Company.

8.
Comment.  We note the revisions to your pro forma data. As previously requested, please expand your explanatory notes to describe material adjustments from the consolidation of Mowood, LLC. For example, please describe the receivables and property that will be recorded as a result of the consolidation and your accounting policy for these assets. Also, disclose how revenue is earned by Mowood and include your revenue recognition policy as well as your basis for reporting revenues net of costs.

Response:  The disclosure has been revised as requested.

9.
Comment.  We note your response to comment 39 in our letter dated October 17, 2011. Please add a footnote to your pro forma data to discuss transactions that may impact your liquidity including the amount of receivables related to the escrow account from the transaction with International Resource Partners, L.P. Also, describe the post closing obligations that impact the release of the escrowed funds as detailed in your response.

Response:  The Company has added the requested disclosure under the heading “The Company – Liquidity and Financing Strategy.”

10.
Comment.  You disclose that no longer qualifying as an investment company for purposes of applying U.S. GAAP will result in a significant change in your financial statement presentation. Based on your presentation, it does not appear that you are applying the guidance in Article 5 of Regulation S-X. Please advise us of the guidance that you are relying upon to determine the appropriate income statement presentation to follow and your basis for that presentation.

Response:  The Company has reviewed and revised the pro forma selected financial data to appropriately apply the guidance in Article 5 of Regulation S-X.

11.	Comment. Please tell us how you determined that it was appropriate to include gain on discontinued operations in adjustment (1) on page 20 and how it complies with Article 11 of Regulation S-X.

Response:  The presentation has been revised to exclude gain on discontinued operations in accordance with Article 11 of Regulation S-X.

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January 25, 2012

12.
Comment.  Please tell us how your adjustment (2) was calculated and expand your footnote to explain the calculation. Also, specifically tell us how you determined that the part of the adjustment that backs out historical realized loss before income taxes is appropriate and complies with Article 11 of Regulation S-X.

Response:  The Company has expanded its footnotes to more fully explain the adjustment.  The adjustment that backs out historical realized gains/losses (both unrealized and realized) before income taxes is related to classification of debt and equity securities under ASC 320.  These gains/losses are re-categorized in the lines directly below as gains/losses on trading securities or other equity investments in the lines directly below.

Recent Developments, page 30

13.
Comment.  We note your response to comment 24 in our letter dated October 17, 2011. We further note your revised disclosure, which indicates that you elected to receive a direct interest in Lightfoot and Lightfoot Capital Partners GP instead of cash. Please explain to us why management determined to make this election in light of the withdrawal of your BDC election and plan to liquidate your securities portfolio.

Response:  Please refer to Sections 1 and 2 of the memorandum discussed in response to Comment 1 and attached hereto as Exhibit A.

Valuation of Securities Portfolio, page 35

14.	Comment. We note your revisions and reissue comment 27 in our letter dated October 17, 2011. Please expand your disclosure to discuss the following:

•	The number of quotes or prices you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value you used in your financial statements;

•	Whether, and if so, how and why, you adjusted quotes or prices you obtained from brokers and pricing services;

•
The extent to which the brokers or pricing services are gathering observable market information as opposed to using unobservable inputs and/or proprietary models in making valuation judgments and determinations;

•	Whether the broker quotes are binding or non-binding; and

•	The procedures you performed to validate the prices you obtained.

Response:   The disclosure has been revised as requested.  For the information of the Staff:

•	The Company maintains a Fund Accounting Agreement with U.S. Bancorp

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Fund Services, LLC (“USBFS”) by which, among other things, USBFS obtains securities market quotations from Interactive Data Corporation (“IDC”), the approved independent pricing service ratified by the Board of Directors.  USBFS generally obtains from IDC a single readily available market quotation from the principal market equivalent to the last reported sale price on the exchange or over-the-counter (OTC) market on which the security is principally traded.  The Company receives a Type II SAS 70 (i.e. SSAE 16) report annually that covers USBFS’s controls and processes related to pricing of client securities.

Historically,  the Company has not adjusted any prices obtained from IDC.  The Company primarily owns Level 1 securities (which are actively traded and therefore prices are readily available) and Level 3 securities (i.e. private companies, for which fair value is obtained from its independent valuation firm).  As of August 31, 2011 Level 2 securities comprise less than 1 percent of the Company’s total assets at fair value.

•	Generally IDC supplies prices based solely on observable data (Level 1 securities) The Company currently, and historically, has held an extremely small percentage of Level 2 securities.

•	The Company has not historically obtained broker quotes.

•
Tortoise Capital Advisors, L.L.C. (“TCA”) maintains an industry-recognized portfolio management system (Advent Portfolio Exchange “APX”) developed by a third party that receives a daily pricing data feed from IDC (independent of the pricing feed obtained by USBFS).  TCA compares the prices obtained via the APX feed to those obtained by USBFS.  In the event of discrepancies, TCA seeks confirmation of closing prices from Bloomberg.

15.
Comment.  We note your revisions and reissue comment 28 in our letter dated October 17, 2011. Please expand your disclosure to discuss the extent to which you adjust the valuations from independent valuation firms.

Response:  The disclosure has been revised as requested.  For the information of the Staff, the Company does not adjust the valuations obtained from its independent valuation firm, Lincoln Financial.  The independent valuation firm prepares the preliminary valuations and supporting analysis in a draft report form.  The draft report and supporting documentation are reviewed by the investment professionals of TCA who may have questions, comments or concerns.  Any such questions, comments or concerns are discussed and fully vetted with the independent valuation firm prior to the valuation firm issuing their final report.  Once the final report is issued, the valuations are not adjusted.

Husch Blackwell LLP

January 25, 2012

Draft Legality and Tax Opinions

16.
Comment.  Please refer to the final paragraph of the draft legality opinion and the disclosure regarding counsel's expertise. While we do not object to counsel providing an opinion related to a jurisdiction in which it is not licensed, we believe the disclaimer included in the opinion regarding licensing is inappropriate and should be removed. In addition, the scope of the opinion may not exclude relevant case law. Refer to Staff Legal Bulletin No. 19, which is available on our website, for guidance.

Response:  The Company has engaged Maryland counsel to issue the legal opinion.  A draft of such opinion was forwarded to Erin Martin of the Staff on January 18, 2012 and the Company received comments on the opinion on January 20, 2012.  The opinion has been filed with Pre-Effective Amendment No. 2.   For the information of the Staff, the opinion regarding the enforceability of the debt securities will be filed via Pre-Effective Amendment.  We will forward a draft of that opinion as soon as it is available.

17.
Comment.  Please refer to the following statement in your draft legality opinion: "This opinion letter is furnished to you solely for your information in connection with the Registration Statement . . . ," (emphasis added). Please direct counsel to revise to remove this limitation on investor reliance

Response: The referenced limitation has been removed from the opinion.

18.
Comment.  We note your response to comment 5 in our letter dated October 17, 2011. The draft tax opinion provided does not appear to opine as to whether the company has been organized in conformity with the requirements for qualification and taxation as a REIT under the Internal Revenue Code, and whether the company's proposed method of operation as disclosed in the prospectus will enable it to meet the requirements for qualification and taxation as a REIT. Please revise or advise.

Response:  Section 856(a) of the Internal Revenue Code (the “Code”) defines a REIT as a corporation, trust or association –

(A) Which is managed by one or more trustees or directors;

(B) The beneficial ownership of which is evidenced by transferable shares or transferable certificates of beneficial ownership;

(C) Which would (except for the REIT provisions) be taxable as a domestic corporation;

(D) Which is neither a financial institution referred to in Section 582(c)(2) of the Code nor an insurance company to which subchapter L of the Code applies;

(E) The beneficial ownership of which is held by 100 or more persons;

(F) Which is generally not closely held and

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(G) Which elects to be treated as a REIT and satisfies the income and asset tests described below.

In addition, section 857 of the Code generally requires a REIT to distribute to its stockholders at least 90 percent of the real estate investment trust taxable income in order to be taxed as a REIT.

The Company currently satisfies requirements (A) through (F) above.  The Company has not yet met requirement (G) and won’t elect REIT status until such time as it is able to satisfy the income and asset test.  If  the Company is able to acquire sufficient assets that enable it to satisfy the income and asset tests, it intends to elect to be treated as a REIT for federal income tax purposes and distribute at least the required amounts to its stockholders.

The following is a brief summary of the income and asset tests for REIT qualification.  In order for the Company to maintain qualification as a REIT, certain separate percentage tests relating to the source of its gross income must be satisfied annually.  First, at least 75% of the Company’s gross income (excluding gross income from prohibited transactions) for each taxable year generally must be derived directly or indirectly from investments relating to real property or mortgages on real property (including “rents from real property,” gain, and, in certain circumstances, interest) or from certain types of temporary investments.  Second, at least 95% of the Company’s gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from such real property investments described above, dividends, interest and gain from the sale or disposition of stock or securities or from any combination of the foregoing.

At the close of each quarter of the Company’s taxable year, the Compay must satisfy six tests relating to the nature of its assets.

1.
At least 75% of the value of the Company’ total assets must be represented by “real estate assets,” cash, cash items and government securities.  The Company’s real estate assets include, for this purpose, its allocable share of real estate assets held by the partnerships in which it owns an interest, and the non-corporate subsidiaries of these partnerships, as well as stock or debt instruments held for less than one year purchased with the proceeds of an offering of shares or long term debt.

2.	Not more than 25% of the value of the Company’s total assets may be represented by securities, other than those in the 75% asset class.

3.
Except for certain investments in REITs, qualified REIT subsidiaries, and taxable REIT subsidiaries, the value of any one issuer’s securities owned by the Company may not exceed 5% of the value of the Company’s total assets.

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4.
Except for certain investments in REITs, qualified REIT subsidiaries and taxable REIT subsidiaries, the Company may not own more than 10% of the total voting power of any one issuer’s outstanding securities.

5.
Except for certain investments in REITs, qualified REIT subsidiaries and taxable REIT subsidiaries, the Company may not own more than 10% of the total value of the outstanding securities of any one issuer, other than securities that qualify for the debt safe harbors discussed below.

6.	Not more than 25% of the Company’s total assets may be represented by the securities of one or more taxable REIT subsidiaries.

Satisfaction of the income and asset tests depends upon the Company’s ability to acquire sufficient assets to satisfy such tests.  The Company has been been organized in conformity with the requirements for qualification and taxation as a REIT under the Internal Revenue Code and the Company’s proposed method of operation as disclosed in the prospectus is intended to enable the Company to meet the requirements for qualification and taxation as a REIT.  Due to the factual nature of the income and asset tests, however, no opinion may be given at this time as to whether the Company will qualify as a REIT.

Form 10-K for the Fiscal Year Ended November 30, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

Distributable Cash Flow, page 21

19.
Comment.  We note your response to comment 34 in our letter dated October 17, 2011. Please provide us with a detailed analysis of why "distributable cash flow" is useful to investors. Please also address the usefulness of each significant adjustment. We direct your attention to the Non-GAAP Financial Measures Compliance and Disclosure Interpretations available on our website for additional guidance. We may have further comment.

Response:  Distributable Cash Flow (“DCF”) is useful to investors because it provides clarity as to the source of distributions.  The Statement of Operations includes a reduction for the “return of capital” from partnership interests, so “net investment loss” is not a reliable indicator of the source of distribution payments. DCF is reconciled to Net Investment Loss on the table on page 22.  Investors appreciate the DCF calculation, as evidenced by this quote from a research report, a copy of which has been provided via separate cover:  “The Tortoise funds we believe have the highest degree of transparency with respect to frequency and depth of disclosure.  Tortoise is the only advisor that voluntarily publishes quarterly, non-GAAP distributable cash flow coverage.” The Company’s Board of Directors uses distributable cash flow (“DCF”) as a guideline to determine the amount of distributions paid to stockholders (although it is not the only

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information considered). The Company has historically disclosed DCF to investors so investors can more simply understand whether distributions are from recurring or nonrecurring sources.  The Company believes that providing DCF to investors increases the breadth and transparency of its disclosure.

20.	Comment. Please reconcile the amounts disclosed for distributions paid on common stock to the amounts disclosed in the cash flows from financing activities in your statement of cash flows.

Response:  The difference noted is due to the reinvestment of distributions by common stockholders, as disclosed in the non-cash financing activities portion of the statement of cash flows.

21.
Comment.  We note your response to comment 36 in our letter dated October 17, 2011 and we reissue our comment in part. Advise us why distributions paid in stock have been included as a source of cash for the purpose of calculating distributable cash flow.

Response:  The Company defines DCF as distributions from investments and real property assets less total expenses.  The Company includes in total distributions received from investments and real property assets the amount received by the Company as cash distributions from equity investments, paid-in-kind distributions, lease payments, and dividend and interest.  Paid-in-kind distributions are included in total distributions if they represent value from the underlying investment or asset that is accretive to stockholders. That is why the Company does not include in DCF the value of in-kind distributions received as a result of credit constraints, market dislocations or other similar issues. The Company would need to also have sufficient liquidity to make the distribution payment, which historically it has had.    The Company notes that certain MLPs in which it has previously invested have paid a majority of their distributions in-kind as opposed to in cash. In such cases the company can readily sell the in-kind distribution in the market.

22.
Comment.  In your response to comment 36 you indicate that the capital gains proceeds were included in cash available for distribution in order to maintain a minimum distribution level. This conflicts with your disclosure indicating that your Board of Directors uses this information in order to determine the amount of distributions in a given period. Please advise us the usefulness of such a measure if the Board makes adjustments to the measure as necessary to reach a predetermined level of distributions.

Response:  Each quarter the Company’s Board assesses the Company’s ability to pay a distribution to stockholders.  As you correctly note, and as discussed in response to Comment 19, the Board does use distributable cash flow in determining the amount of distributions to stockholders.  Distributable cash flow is not the only information considered, however.  Per the Company’s 2010 third quarter 10-Q, the Company issued a press release on August 16, 2010 announcing a third quarter distribution of $0.10 per share and forecasting a $0.05 per share fourth quarter distribution.  In the Company’s press release dated October 7, 2010 it was announced that the Company had elected to include capital gain proceeds from a May transaction to enable a $0.10 distribution per share.  As noted by the $0.05 forecast provided in the August 16, 2010 press release,

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distributions are dependent on the quarterly portfolio company distributions and performance expectations.

23.
Comment.  We note that Cash Available for Distribution is also a non-GAAP measure. Please provide us with additional proposed disclosure for this measure which complies with Item 10(e) of Regulation S-K. When discussing the adjustments related to capital gain proceeds, please explain the reasons for the inclusion of these amounts. In particular, please address if the adjustments are consistently included/excluded from period to period and how you have determined this measure represents your performance versus liquidity.

Response:  The Company proposes to add additional disclosure in the form of a footnote to the statement that reconciles adjustments made to Distributable Cash Flow in the calculation of Cash Available for Distribution.  The Company includes these amounts so investors can more simply understand whether distributions are from recurring or nonrecurring sources.

The adjustment for capital gain has not been made from period to period because the fund typically reinvests capital gain proceeds (net of related tax and incentive fees) in order to continue to grow its asset base and therefore its capacity for future distribution growth.  Because the Company is not and never has been a regulated investment company under the Internal Revenue Code, it has no requirement or policy to either pay out or to retain net capital gains proceeds. This is a measure both of liquidity and of performance, since the use of capital gains proceeds to pay distributions is described as nonrecurring and highlighted as such in stockholder communications.

Form 10-Q for the quarterly period ended August 31, 2011  10. Acquisition of Eastern Interconnect Project, page 18

24.	Comment. We note your response to comment 40 in our letter dated October 17, 2011. Please additionally address the following:

•
It appears that you intend to account for this 40% undivided interest in real property using proportionate consolidation. Please tell us your basis in GAAP for this accounting treatment; discuss whether approval of other interest holders is required for decisions regarding financing, development, sale or operations of the property owned;

•	Please provide us with a more detailed response regarding the factors considered in your determination of the useful life of the Eastern Interconnect Project asset;

•
Tell us how you determined the fair value of the real property asset. Discuss the valuation methods used and the significant assumptions that you relied upon; Clarify if you account for lease income on a straight line basis.

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Response:

•
The Company owns 100% the interests in a trust (the “Trust”) that it consolidates for financial reporting purposes.  The Trust in turn owns a 40% undivided interest in a 216 mile, 345-kV bulk power transmission line, tower, easement rights, converters and other grid support components (the “Transmission Assets”).  The Trust was formed in January 1985 and was acquired by the Company in June 2011.  The Company and the trustee are the only parties to the trust agreement. Approval of other parties is not required for financing, development, sale or operation of the Transmission Assets owned by the Trust.

The Company has considered whether the consolidated trust should account for its undivided interest in the Transmission Assets under the equity method of accounting or alternatively, whether another basis of accounting is more appropriate.  Accounting Standard Codification 323 (ASC 323) provides a specific scope exception in ASC 323-30-60-3 to its guidance for investments in real estate or real estate development projects that are in a form that otherwise would be within the scope of ASC 323. Specifically, ASC 323 provides that an investment in real property may be presented by recording the undivided interest in the assets, liabilities, revenue and expenses of the venture if all of the following conditions are met:

(i)	The real property is owned by undivided interests;
(ii)	The approval of two or more of the owners is not required for decisions regarding the financing, development, sale, or operations of real estate owned;
(iii)	Each investor is entitled to only its pro rate share of income;
(iv)	Each investor is responsible to pay only its pro rate share of expenses; and
(v)	Each investor is severally liable only for indebtedness it incurs in connection with its interest in the property.

The Company has concluded that each of the above criteria has been met and that the scope exception is properly applied to the undivided interest in the Transmission Assets owned by the Trust. As such, the Company has recorded an undivided interest in the assets, liabilities, revenue and expenses of the Transmission Assets.

•
To determine the useful life of the Transmission Assets, the Company reviewed the engineering due  diligence report prepared in connection with the purchase of the interest in the Trust, the PSNM transmission line depreciation study as filed with FERC, and the Texas-New Mexico Power Company depreciation study as filed with the Public Utility Commission of Texas.  The Company utilized the studies as the assets identified therein were located in like climates and were of similar design.  The Company’s findings included (i) that

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PSNM engineers indicated the design life of the transmission system was for fifty years and (ii) that the remaining useful life of all transmission assets for both PSNM and the Texas-New Mexico Power Company range from nineteen to thirty years.  Based on these findings and the use of the Transmission Assets to date (the Transmission Assets were originally put into use prior to the end of 1985),  the Company determined that the asset has a remaining useful life of 20 years.

•
  The Company utilized two general methods to determine the fair value of the Transmission Assets: (i) Discounted Cash Flow and (ii) Comparable Transactions and Market Multiples. The Company’s discounted cash flow analyses involved two sets of analysis.

The first analysis discounted the cash flows from the Transmission Assets held by the Trust (after debt service) through April 2015, assuming the outstanding fair market value repurchase option on the Transmission Assets was exercised in 2015.  Several assumptions were used to estimate the fair market value:

(i)	Income Approach - This method estimates the income from the Transmission Assets if they were placed in rate base over their remaining life (20 years);
(ii)	Replacement Cost Less Depreciation – This Method estimates the value of building the Transmission Assets today, reduced by accumulated depreciation to account for its current age;
(iii)	Original cost less depreciation – This Method reduces the original cost of the Transmission Assets by estimated accumulated depreciation.

The above methods yielded Fair Market Repurchase Values ranging $10.9 million to $42.2 million. The resulting cash flows were discounted using rates ranging from 7.0% to 10.0%.

The second discounted cash flow analysis assumed the lease held by the Trust would be extended 20 years at the minimum of one-half the original lease rate or a fair market value rental rate.  This was estimated to range from $853,000 per year to $1,422,000 per year.  The resulting cash flows were discounted using rates ranging from 7.0% to 10.0%.

When comparing comparable transactions and market multiples, the Company noted that there is a scarcity of transactional information regarding transmission assets.  Such assets are generally part of integrated utilities and it is extremely difficult to determine the value assigned to transmission assets from publicly available transaction information.  Additionally, the Company is aware of only one pure transmission company, ITC Holdings Corporation (ITC).  The Company  believes the recent valuations for ITC incorporate an expectation of growth in earnings/cash flow that is beyond what is expect for the Transmission Assets.  Consequently, the Company concluded any market multiple valuation based on ITC (P/E, EV/EBITDA) significantly overvalues the Transmission Assets.

Husch Blackwell LLP

January 25, 2012

The one of piece of market data available to the Company involved PNM’s purchase of a 60% interest in the Eastern Interconnect Project  from Emerson Electric in 2003.  PNM purchased the 60% interest for $32.75 million.  The original cost of Emerson’s 60% interest was $43.8 million.  The decrease from 1985 to 2003 is consistent with a 1.4% per annum straight-line depreciation rate.  Applying that to the 40% interest yields a 2003 estimated value of $21.8 million and a 2011 value of $19.4 million.

The Company accounts for lease income on a straight-line basis.

**   **  **  **  **  **  **  **  **  **  **

We look forward to hearing from you soon to discuss any comments you may have on this letter or on Pre-Effective Amendment No. 2.  Please contact the undersigned at (816) 983-8362 or Steve Carman at (816) 983-8153.

Sincerely,

/s/ Eric J. Gervais
Eric J. Gervais

Husch Blackwell LLP

MEMORANDUM
To:	Mr. Jim Curtis Mr. Richard Pfordte
From:	Steven F. Carman, Husch Blackwell LLP
Re:	Tortoise Capital Resources Corporation (“TTO”)
Date:	January 12, 2012

This memorandum follows our conversation earlier this week and is intended to clarify and correct statements that I made and provide additional information in response to the issues you raised.  I would like to visit with both of you after you have had an opportunity to review this memorandum, and hopefully we will have an opportunity to do that yet this week.

You raised three issues in our conversation, and I will address them separately.

1.           The June 10, 2011 investment.

At the time TTO invested in Magnetar MLP Investment LP (“Magnetar”), a private equity fund, Magnetar owned 81.9% of Lightfoot Capital LP and 21.0% of Lightfoot Capital GP LLC.  Lightfoot Capital LP and Lightfoot Capital GP LLC (collectively, “LCP”) had invested $86 million in 2007 in Arc Terminals (“Arc”) and owned 83.5% of its outstanding LP units and 100.0% of Arc Terminals GP, including a 2.0% LP interest.

Arc was formed in 2007 through the acquisition of seven petroleum product terminals from Center Oil Company, a private company based in St. Louis, Missouri.  Arc provides storage and delivery services for petroleum, petrochemical and chemical products to customers under long-term storage and throughput contracts.  Although Magnetar and TTO were both investors in a different closely held company (which was sold, and for which TTO received cash proceeds, in February 2011), TTO did not have a prior investment in Magnetar.

The Magnetar investment was made when TTO was a BDC.  As a result, TTO could invest in eligible portfolio companies such as Magnetar.  The investment, which was focused on the benefits of an indirect ownership interest in Arc, was consistent with the TTO investment strategy and anticipated that Arc would be the subject of a liquidity event within 18 months.  Although the investment was made after TTO had announced its intention to become a REIT, TTO was at that time working closely with the Staff at the SEC to identify the appropriate process and format for raising capital in the public markets.  The dilemma in which TTO found itself was that many of the “dirt” investments available to it were (and have continued to be) quite large.  Without access to the public markets, those large transactions (because of their uniqueness) were (and are) difficult to finance in a cost effective manner.  The Magnetar opportunity was evaluated as having a much shorter time horizon than most illiquid investments, was an appropriate size, was consistent with the company’s investment strategy of investing in power and energy infrastructure, and offered the prospect of an attractive return.  The alternative was to let company funds remain uninvested.

2.           The October Liquidation Distribution.

In October 2011, Magnetar sold a substantial portion of its interests in LCP and, separately, sought to provide a liquidity option for investors in Magnetar in connection with the fund’s liquidation.  The sale validated the decision by TTO to invest indirectly in Arc, and was made by an investor with significant resources expected to accelerate Arc’s progress.  As to the liquidation, Magnetar was reaching its scheduled maturity, and its initial investors had already received an attractive return.  Investors were permitted to receive cash or units of LCP as a result of the transaction.  TTO elected to receive a pro-rata distribution of GP and LP interests in LCP.  The cash option that was offered would have resulted in TTO receiving back approximately the same amount it had invested in June.  The events that had occurred at Arc since June, however, suggested to TTO management that its original investment thesis was correct.  Arc is aggressively implementing its business plan, has the capital to continue to move forward, and has begun conversations with investment bankers about a liquidity event.  As additional perspective, TTO had only two weeks earlier been able to file its registration statement.  Again, the alternative to maintaining the indirect investment in Arc would have been to take cash that TTO likely would have been unable to invest in alternatives consistent with the company’s investment strategy.  This was particularly unattractive when the return expectations on the indirect Arc investment were viewed as clearly superior to the cash offer.

An observation.  TTO has made clear to its stockholders:  (i) that the process of liquidating its securities portfolio could take years, and (ii) the process will not be undertaken in a way that is destructive of stockholder value.  TTO has not sold any other portion of its securities portfolio at prices that do not reflect management’s view of expected value.  The decision as to the Magnetar liquidation is exactly the same two-part decision that management team makes every day on its entire securities portfolio.  Is now the time to sell, and can we reinvest in “dirt”?  The decision to sell assumes both that a competing “dirt” investment is readily available and that the securities sale is at expected value.  Neither of those conditions were satisfied in October.  Management simply made the same decision as to Arc that it made on all of its other securities investments.

3.           The Outstanding Warrants.

Section 61(a)(3)(C) of the Investment Company Act of 1940 (the “1940 Act”) allows a business development company to issue warrants (to acquire its voting securities) not accompanied by securities if (i) such warrants expire by their terms within ten years, (ii) the exercise or conversion price is not less than the current market value at the date of issuance, or if no such market exists, the current net asset value of the voting securities, and (iii) the proposal to issue warrants is authorized by its shareholders and the business development company’s board of directors.

TTO issued warrants to stockholders that invested in TTO’s initial private placements, the first of which occurred in December 2005.  Those warrants became exercisable on February 7, 2007 when TTO completed the initial public offering of its common shares.  Each outstanding warrant entitled the holder to purchase one common share at the exercise price of $15.00 per common share (the offering price in the IPO and a value far in excess of net asset value at the time the warrants were issued).  The warrants had an expiration date of February 6, 2013, and their issuance was approved by stockholders and directors.

At the Company’s 2011 Annual Meeting, stockholders approved a proposal previously approved by TTO’s Board of Directors that granted TTO the authority to (i) issue new warrants, (ii) amend the exercise price of the outstanding warrants from $15.00 per common share to an amount equal to the greater of the market price of TTO’s common shares on the New York Stock Exchange or NAV, each as determined at the end of the fiscal quarter immediately following approval of the proposal, plus 7.0%, and (iii) extend the expiration date of the outstanding warrants by one year to February 6, 2014.  The amended exercise price was ultimately determined to be $11.41.

TTO took great care to ensure that the amendment of the outstanding warrants was done in a manner consistent with the requirements for the issuance of warrants as set forth in Section 61(a)(3)(C).  Thus, the expiration date of the warrants was extended only one year to be within 10 years of both the original date of issuance and the date of amendment.  The amended exercise price was set at a premium to the then current market value and the then current net asset value on the date of amendment, and the proposal was approved by the company’s Board of Directors and stockholders.  The proposal concerning the amendment, and the disclosure relating to it in TTO’s 2011 proxy, was discussed with the Staff of the SEC prior to the stockholder vote.

My notes from our conversation Monday indicate you directed me to review Section 61(b) of the 1940 Act.  I have reviewed that provision and continue to believe that the original warrant issuance and subsequent amendment (which I am analyzing as a simultaneous issuance of new warrants and cancellation of outstanding warrants) complies in all respects with Section 61.

I look forward to discussing with you these issues.  I suspect these matters are impacting review of the pending registration statement and are indirectly impacting TTO’s ability to complete its 10-K.  Prompt resolution of these issues would be very helpful on all fronts.

SFC